UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U-12(I)-B

Three-Year Statement

Three-Year Period Ending December 31, 2003

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

1.    Name and business address of persons filing statement:
                    See Attached Exhibit A

2.    Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
          See Attached Exhibit A

  3.    Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          WGL Holdings, Inc. and its subsidiaries including the Washington Gas Light Company

  4.    Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of services to be rendered in such position or relationship.

          See Attached Exhibit A

  5 (a) Compensation received during the current year and estimated to be received over the next two calendar by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only).

Name of recipient (a)	Salary or other compensations
	To be received (b)	Person or Company from Whom Received or to be received

Not applicable in initial statement. To be filed in supplemental statements only.

  (b) Basis for compensation if other than salary.

  N/A

  6.    (To be answered in supplementary statement only. See Instructions.) Expenses incurred by the undersigned or any person named in item 2 above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

  a.Total amount of routine expenses charged to client:   Not applicable in initial statement. To be filed in supplemental statements only.

  b. Itemized list of all other expenses:   Not applicable in initial statement. To be filed in supplemental statements only.

WGL Holdings, Inc.
and
Washington Gas Light Company
(Registrants)

Date                June 7, 2001                 /s/ James H. DeGraffenreidt, Jr.
                                                                  James H. DeGraffenreidt, Jr.
                                                                  Chairman, President and CEO

Date                June 7, 2001                   /s/ John K. Keane, Jr.
                                                                    John K. Keane, Jr.
                                                                    Senior Vice President and General Counsel

Date                June 7, 2001                  /s/ Roberta W. Sims
                                                                   Roberta W. Sims
                                                                   Vice President

Date                June 7, 2001                  /s/ Adrian P. Chapman
                                                                  Adrian P. Chapman
                                                                  Vice President

Date                June x, 2001                  /s/ Paul S. Buckley
                                                                   Paul S. Buckley
                                                                   Attorney

Date                June x, 2001                  /s/ Rose T. Lennon
                                                                  Rose T. Lennon
                                                                  Attorney

Date                June x, 2001                  /s/ Doreen C. Hope
                                                                  Doreen C. Hope
                                                                  Federal Representative

Exhibit A

Name, position, corporate affiliation and business address of persons filing this statement:

Name                                                      Position

James H. DeGraffenreidt, Jr.              Chairman, President and Chief Executive Officer
John K. Keane, Jr.                            Senior Vice President and General Counsel
Roberta W. Sims                              Vice President Corporate Communications
Adrian P. Chapman                           Vice President
Paul S. Buckley                                Attorney
Rose T. Lennon                                 Attorney
Doreen C. Hope                                 Federal Representative

The business address of each person listed above is Washington Gas Light Company, 1100 H Street, N.W., Washington , D.C. 20080.